Q2 2010 Leading Brands, Inc. Second Quarter Report Period Ended August 31, 2010

Note: These financial statements have not been reviewed by the Company’s auditors

Report to Shareholders

To our Shareholders:

For the second quarter ended August 31, 2010, net income before stock based compensation (SBC) was $632,000 or $0.16 per share versus $876,000 or $0.22 per share in the same quarter last year. Year to date net income before SBC was $1,110,000 or $0.28 per share as compared to $1,151,000 or $0.28 in the same period of fiscal 2009. Q2 net loss including SBC was $549,000 or $0.14 per share versus a net income including SBC of $809,000 or $0.20 per share in the same quarter of fiscal 2009.

As explained in our July 1, 2010 Q1 news release, the Company vested certain stock options in order to dramatically reduce future SBC expenses and eliminate the volatility caused by the variable pricing formula mandated under GAAP using the Black Scholes model on those options. Consequently, the Company recorded a onetime SBC charge of $948,000 in Q2. Therefore, YTD net loss including SBC was $141,000 or $0.04 per share as compared to a net income including SBC of $1,012,000 or $0.25 last year.

Non-GAAP Income before SBC is determined as follows:

	Q2 2010	Q2 2009	YTD 2010	YTD 2009

Net Income (loss)	$(549,000)	$809,000	$(141,000)	$1,012,000
Add back SBC	1,181,000	67,000	1,251,000	139,000
Net income before SBC	$632,000	$876,000	$1,110,000	$1,151,000

Non-GAAP earnings per share before SBC are determined as follows:

	Q2 2010	Q2 2009	YTD 2010	YTD 2009

Earnings (loss) per share	$(0.14)	$0.20	$(0.04)	$0.25

Add back SBC per share	0.30	0.02	0.32	0.03

Earnings per share before SBC	$0.16	$0.22	$0.28	$0.28

The Company will, for at least the balance of this fiscal year, report EBITDAS (earnings before interest, taxes, depreciation, amortization and stock based compensation) as a measure of its ability to generate cash and highlight this non-recurring, non-cash expense.

Pro-forma results for non-GAAP EBITDAS are determined as follows:

	Q2 2010	Q2 2009	YTD 2010	YTD 2009

Net Income (loss)	$(549,000)	$809,000	$(141,000)	$1,012,000
Add back: Interest	45,000	58,000	91,000	126,000
Depreciation and Amortization	174,000	182,000	343,000	363,000
Non-cash stock based compensation	1,181,000	67,000	1,251,000	139,000
Non-cash income tax expense	285,000	380,000	491,000	525,000
Total Add Backs	1,685,000	687,000	2,176,000	1,153,000
EBITDAS	$1,136,000	$1,496,000	$2,035,000	$2,165,000

Gross profit margin for the quarter was 49.1%, up from 48.7% in the same quarter last year.

Gross revenue for Q2 was $6,291,000, versus $6,624,000 last year, a decrease of 5.0% . The decline in revenues is due to reduced sales of branded beverage products due principally to the Company reducing focus on some markets and lower co-pack volume due to a seasonal shift of some production into Q1. YTD revenue decreased to $11,846,000 from $12,523,000 in fiscal 2009. The Company ceased its food distribution business in mid-Q1 of fiscal 2009.

Discounts, rebates and slotting fees were $424,000, down from $511,000 in Q2 of the prior year. SG&A expenses were $2,923,000, up 88.8% from $1,548,000 the previous year, primarily due to the onetime SBC charge. The Company also recorded non-cash income tax expense of $285,000 during the quarter.

As at quarter end, the Company had 3,908,586 shares outstanding and cash and available credit totaling $4,084,000.

Thank you for your continued support.

Ralph McRae

Ralph D. McRae
Chairman & CEO

Leading Brands, Inc Q2 REPORT	1

Forward Looking Statement

Safe Harbor for Forward Looking Statements:

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

  business objectives, goals and strategic plans;
  operating strategies;
  expected future revenues, earnings and margins;
  anticipated operating, selling and general and administrative costs;
  availability of raw materials, including water, sugar, cardboard and closures and flavoring;
  effects of seasonality on demand for our products;
  anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
  our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2011 and thereafter;
  anticipated capital expenditures; and
  anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company’s public announcements. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

2	Q2 REPORT Leading Brands, Inc

Management’s Discussion & Analysis

For the three and six months ended August 31, 2010

September 27 2010

The following information should be read in conjunction with Leading Brands, Inc.’s (“the Company”) February 28, 2010 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 19 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

Leading Brands and its subsidiaries are involved in the development, production, marketing and distribution of the Company’s branded and licensed beverage brands.

The Company sells branded and licensed beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include juices and waters. The Company’s bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Overall Performance

During the three months ended August 31, 2010 the Company improved its margin percentage from 48.7% in the quarter ended August 31, 2009 to 49.1% in the quarter ended August 31, 2010.

For the three months ended August 31, 2010, the Company reported gross sales of $6.29 million and a net loss of $549,072 as compared to gross sales of $6.62 million and a net income of $809,455 in the corresponding quarter of the prior year. The loss for the quarter was due to a non-recurring, non-cash stock based compensation expense included in selling, general and administration expenses from the issuance of options in the period. Total stock based compensation expense reported in the quarter ended August 31, 2010 was $1,181,098 compared to $66,706 in the same quarter of the prior year.

RISKS

The types of risks and uncertainties that may affect the

Company have not changed since February 28, 2010 and are available in the February 28, 2010 annual Management’s Discussion and Analysis. Disclosure of capital and financial risk management can be found in Note 9 and Note 10 of the quarterly financial statements.

Results of Operations

REVENUE

	Quarter ended	Quarter ended
Revenue	August 31, 2010	August 31, 2009	Change
Manufactured Products	$5,710,171	$5,940,146	$(229,975)
Purchased Products	580,503	684,055	(103,552)
Total Gross Revenue	$6,290,674	$6,624,201	$(333,527)
Discounts, Allowances and Rebates	(424,065)	(511,284)	87,219
Net Revenue	$5,866,609	$6,112,917	$(246,308)

Gross revenue for the quarter ended August 31, 2010 was $6,290,674 compared to $6,624,201 for the same period of the previous year, representing a decrease of 5%. The decrease of $333,527 in gross revenue for the quarter ended August 31, 2010 was the result of the following:

  decreased revenue from manufactured products of $229,975 due to lower demand for certain manufactured products; and, decreased revenue from products that the Company purchases for resale of $103,552 related to a brand the Company licenses from a third party for resale.

Discounts, rebates and slotting fees for the quarter ended August 31, 2010 decreased $87,219 compared to the same period of the prior year as a result of lower discounts for products that the Company manufactures in the amount of $79,396 and lower discounts for products that the Company purchases for resale of $7,823.

Leading Brands, Inc Q2 REPORT	3

	Six months	Six months
	ended	ended
Revenue	August 31, 2010	August 31, 2009	Change
Manufactured Products	$10,746,658	$10,747,292	$(634)
Purchased Products	1,099,696	1,775,688	(675,992)
Total Gross Revenue	$11,846,354	$12,522,980	$(676,626)
Discounts, Allowances and Rebates	(843,363)	(1,001,000)	157,637
Net Revenue	$11,002,991	$11,521,980	$(518,989)

Gross revenue for the six months ended August 31, 2010 was $11,846,354 compared to $12,522,980 for the same period of the previous year, representing a decrease of 5.4% . The decrease of $676,626 in gross revenue for the six months ended August 31, 2010 was the result of the following:

  relatively unchanged revenue from manufactured products; and,

  decreased revenue from products that the Company purchases for resale of $675,992 due to the discontinuation of the low margin food products and reduced revenue from a brand the Company licenses for resale.

Discounts, rebates and slotting fees for the six months ended August 31, 2010 decreased $157,637 compared to the same period of the prior year as a result of lower discounts for products that the Company manufactures in the amount of $116,610 and lower discounts for products that the Company purchases for resale of $41,027.

COST OF SALES

	Quarter ended	Quarter ended
Cost of Sales	August 31, 2010	August 31, 2009	Change
Manufactured Products	$2,587,146	$2,657,750	$(70,604)
Purchased Products	400,435	478,323	(77,888)
Total	$2,987,581	$3,136,073	$(148,492)

Cost of sales for the quarter ended August 31, 2010 was $2,987,581 compared to $3,136,073 for the same period of the previous year, representing a decrease of 4.7% . The decrease of $148,492 in cost of sales for the quarter ended August 31, 2010 was the result of the following:

  decreased cost of sales of manufactured products of $70,604 due to lower sales volumes the effect of which was partially offset by slightly higher production costs; and,

  decreased cost of sales from products that the
  Company licenses for resale of $77,888.

	Six months	Six months
	ended	ended
Cost of Sales	August 31, 2010	August 31, 2009	Change
Manufactured Products	$4,788,882	$5,098,558	$(309,676)
Purchased Products	748,912	1,335,234	(586,322)
Total	$5,537,794	$6,433,792	$(895,998)

Cost of sales for the six months ended August 31, 2010 was $5,537,794 compared to $6,433,792 for the same period of the previous year, representing a decrease of 13.9% . The decrease of $895,998 in cost of sales for the six months ended August 31, 2010 was the result of the following:

  decreased cost of sales of manufactured products of $309,676 due to increased operational efficiency; and, decreased cost of sales from products that the
  Company purchases for resale of $586,322 due to the discontinuation of the low margin food products and decreased volume of a brand the Company licenses for resale.

MARGIN

	Quarter ended	Quarter ended
Margin	August 31, 2010	August 31, 2009	Change
Manufactured Products	$2,779,571	$2,859,547	$(79,976)
Purchased Products	99,457	117,297	(17,840)
Total	$2,879,028	$2,976,844	$(97,816)
Margin Percentage	49.1%	48.7%	0.4%

Margin for the quarter ended August 31, 2010 was $2,879,028 compared to $2,976,844 for the same quarter of the previous year, representing an increase in margin percentage of 0.4% . The decrease of $97,816 in margin for the three months ended August 31, 2010 was the result of the following:

  decreased margin from manufactured products of $79,976 due to lower sales volume and slightly higher production costs; and,

  decreased margin from products that the Company purchases for resale of $17,840 due to decreased volume of a brand the Company licenses for resale.

4	Q2 REPORT Leading Brands, Inc

	Six months ended	Six months ended
Margin	August 31, 2010	August 31, 2009	Change
Manufactured Products	$5,247,430	$4,821,778	$425,652
Purchased Products	217,767	266,410	(48,643)
Total	$5,465,197	$5,088,188	$377,009
Margin Percentage	49.7%	44.2%	5.5%

Margin for the six months ended August 31, 2010 was $5,465,197 compared to $5,088,188 for the same period of the previous year, representing an increase in margin percentage of 5.5% . The increase of $377,009 in margin for the six months ended August 31, 2010 was the net result of the following:

  increased margin from manufactured products of $425,652 due to the Company focusing its efforts on areas that are more profitable and increased opera tional efficiencies; offset by,

  decreased margin from products that the Company purchases for resale of $48,643 due to the discontinuation of the low margin food products and decreased volume of a brand the Company licenses for resale

SELLING, GENERAL AND ADMINISTRATION EXPENSES

Selling, general and administration expenses for the quarter ended August 31, 2010 were $2,922,539 compared to $1,547,897 for the same quarter of the previous year representing an increase of 88.8% . The increase of $1,374,642 is the effect of:

  increased administration costs of $1,193,078, of which $1,114,392 was an increase in non-cash stock based compensation expense, of which $948,305 is non-recurring;

  increased selling and marketing costs of $102,539; and

  increased operating costs of $79,025.

OTHER EXPENSES AND INCOME:

Interest on long-term debt decreased from $57,242 in the quarter ended August 31, 2009 to $44,372 in the quarter ended August 31, 2010 due to lower average borrowing levels. Interest on long term debt decreased from $118,703 for the six months ended August 31, 2009 to $90,842 for the six months ended August 31, 2010 due to lower average borrowing levels and lower interest rates.

For the quarter ended August 31, 2010, the Company recorded other income of $3,133 compared to $1,018 in the corresponding quarter of the prior year and for the six months ended August 31, 2010 the Company recorded other income of $5,419 compared to $1,198 in the same period of the prior year from interest on bank balances. For the quarter ended August 31, 2010, the Company recorded a non-cash income tax expense of $285,493 compared to $379,513 in the same quarter of the prior year and in the six months ended August 31, 2010 the company recorded a non-cash income tax expense of $490,808 compared to $524,959 in the same period of the prior year corresponding to operating profits in the Canadian operating entities. Future income tax assets in other operating entities were offset by a valuation allowance.

Leading Brands, Inc Q2 REPORT	5

Summary of Quarterly Results

	AUGUST 31		MAY 31		FEBRUARY 28		NOVEMBER 30
	2010	2009	2010	2009	2010	2009	2009	2008
Net sales / operating revenue	$5,866,609	$6,112,917	$5,136,382	$5,409,063	$4,653,550	$5,677,033	$4,350,703	$6,209,923
Net income (loss)	$(549,072)	$809,455	$408,224	$202,474	$99,639	$(4,281,985)	$66,288	$(535,769)
Net income (loss) per share	$(0.14)	$0.20	$0.10	$0.05	$0.03	$(1.07)	$0.02	$(0.14)
Net income (loss) per share, diluted	$(0.14)	$0.20	$0.10	$0.05	$0.03	$(1.07)	$0.02	$(0.14)

In all quarters, income (loss) before extraordinary items and income (loss) per share before extraordinary items are the same as net income (loss) and net income (loss) per share respectively.

The performance in the first two quarters of the fiscal year is generally stronger than the last two quarters due to the seasonal nature of the beverage business.

The stock based compensation rules create a non-cash expense to selling, general and administration expenses. Income (loss) by quarter would be as follows without this expense:

	AUGUST 31		MAY 31		FEBRUARY 28		NOVEMBER 30
	2010	2009	2010	2009	2010	2009	2009	2008
Net income (loss)	$(549,072)	$809,455	$408,224	$202,474	$99,639	$(4,281,985)	$66,288	$(535,769)
Stock based compensation	$1,181,098	$66,706	$69,787	$72,010	$58,619	$80,521	$52,108	$61,006
Net income (loss) excluding stock based compensation expense	$632,026	$876,161	$478,011	$274,484	$158,258	$(4,201,464)	$118,396	$(474,763)

Cash Flows

Cash provided by	Quarter ended	Quarter ended
(used in):	August 31, 2010	August 31, 2009	Change
Operating activities	$745,884	$1,269,619	$(523,735)
Investing activities	$(329,925)	$(3,049)	$(326,876)
Financing activities	$(460,197)	$(337,840)	$(122,357)

The reduction in cash generated from operating activities for the three months ended August 31, 2010 was primarily a result of higher operating costs in the quarter and more cash utilized by changes in accounts receivable balances compared to the same quarter of the prior year. In the quarter ended August 31, 2010 more cash was utilized by an increase in accounts receivable compared to the same quarter of the prior year due to a change in payment pattern of a customer that was resolved in early September 2010. This was partially offset by cash generated from a reduction in prepaid expenses and an increase in accounts payable.

The increase in cash utilized for investing activities was related to the purchase of property, plant and equipment, mostly for equipment to improve the efficiency of the bottling plant and to allow the plant to produce new package types.

The increase in cash utilized for financing activities is mostly related to the repayment of the US dollar operating loan balance that was used to time purchases of US dollars to minimize foreign exchange impact. The Company also repurchased 14,689 of the Company’s common stock for $37,181.

	Six months	Six months
Cash provided by	ended	ended
(used in):	August 31, 2010	August 31, 2009	Change
Operating activities	$1,463,712	$2,842,943	$(1,379,231)
Investing activities	$(416,227)	$(79,700)	$(336,527)
Financing activities	$(653,271)	$(2,104,612)	$1,451,341

The reduction in cash generated from operating activities for the six months ended August 31, 2010 was primarily a result of changes in accounts receivable and inventory balances compared to the same period of the prior year. In the six months ended August 31, 2009 cash was generated by a large reduction in inventory that did not recur in the six months ended August 31, 2010. Also, cash was utilized in the six months ended August 31, 2010 for an increase in accounts receivable due to a change in payment pattern of a customer that was resolved in early September 2010.

6	Q2 REPORT Leading Brands, Inc

The increase in cash utilized for investing activities was related to the purchase of property, plant and equipment, mostly for equipment to improve the efficiency of the bottling plant and to allow the plant to produce new package types.

The reduction in cash utilized for financing activities is principally related to the full repayment of bank indebtedness in the six months ended August 31, 2009.

Liquidity and Capital Resources

As at August 31, 2010, the Company had working capital of $2,683,687 and an unused portion of the revolving bank line of credit of $1,790,000 (the revolving line of credit has a limit of $3,500,000 subject to the availability of eligible collateral and at August 31, 2010, the actual limit based on eligible collateral was $1,790,000).

The agreement with respect to the bank indebtedness contains four financial covenants. The Company was in compliance with all covenants at August 31, 2010.

Considering the positive working capital position, including the cash on hand at August 31, 2010, available debt and other internal resources the Company believes that it has sufficient working capital to continue operations for the next twelve months and thereafter.

Disclosure of Outstanding Share Data

At September 27, 2010, the Company had 3,908,586 issued and outstanding common shares, 1,051,800 issued and outstanding stock options, of which 648,128 were vested, and 363,400 issued and outstanding common share purchase warrants.

Changes in internal control over financial reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the period beginning on June 1, 2010 and ended on August 31, 2010 that has materially affected or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Leading Brands, Inc Q2 REPORT	7

Leading Brands, Inc.
Consolidated Balance Sheet

(UNAUDITED)	August 31	February 28
(EXPRESSED IN CANADIAN DOLLARS)	2010	2010

ASSETS
Cash	$2,293,592	$1,899,386
Accounts receivable (Note 10)	1,586,794	1,130,989
Inventory (Note 2)	1,699,094	1,788,727
Prepaid expenses and deposits (Note 3)	183,316	129,979
	5,762,796	4,949,081

Property, plant and equipment	9,285,747	9,216,196
Trademarks and rights	108,960	108,960
Future income taxes (Note 4)	2,997,802	3,488,609
Total Assets	$18,155,305	$17,762,846

LIABILITIES
Accounts payable and accrued liabilities	$2,152,737	$2,204,264
Current portion of long-term debt (Note 5)	926,372	1,319,524
	3,079,109	3,523,788

Long-term debt (Note 5)	2,373,131	2,596,069
Lease inducement (Note 6)	62,831	75,611
	$5,515,071	$6,195,468

SHAREHOLDERS’ EQUITY
Share capital (Note 7)
Common shares	44,342,030	44,508,673
Contributed surplus	9,638,246	8,257,899
Accumulated other comprehensive income - currency translation adjustment	577,916	577,916
Deficit	(41,917,958)	(41,777,110)
	12,640,234	11,567,378
Total Liabilities and Shareholders’ Equity	$18,155,305	$17,762,846

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.
The accompanying notes are an integral part of these consolidated financial statements.

8	Q2 REPORT Leading Brands, Inc

Leading Brands, Inc.
Consolidated Statement of Income (Loss) and
Comprehensive Income (Loss)

(UNAUDITED)	Three months	Three months	Six months	Six months
(EXPRESSED IN CANADIAN DOLLARS)	ended	ended	ended	ended
	August 31, 2010	August 31, 2009	August 31, 2010	August 31, 2009

Gross revenue	$6,290,674	$6,624,201	$11,846,354	$12,522,980
Less: Discounts, rebates and slotting fees	(424,065)	(511,284)	(843,363)	(1,001,000)
Net revenue	5,866,609	6,112,917	11,002,991	11,521,980

Cost of sales	2,987,581	3,136,073	5,537,794	6,433,792
Selling, general and administration expenses	2,922,539	1,547,897	4,680,413	3,071,723
Amortization of property, plant and equipment	173,702	182,125	343,435	362,898
Interest on long-term debt	44,372	57,242	90,842	118,703
Interest on current debt	578	525	650	7,122
Loss on sale of assets	2,076	555	3,249	8,515
Interest income	(3,133)	(1,018)	(5,419)	(1,198)
Foreign exchange loss (gain)	2,473	550	2,067	(16,463)
	6,130,188	4,923,949	10,653,031	9,985,092

Net income (loss) before taxes	(263,579)	1,188,968	349,960	1,536,888

Income tax expense	285,493	379,513	490,808	524,959

Net income (loss) and comprehensive income (loss)	$(549,072)	$809,455	$(140,848)	$1,011,929

Earnings (loss) per share - basic and diluted	$(0.14)	$0.20	$(0.04)	$0.25

Weighted average number of shares outstanding - basic and diluted	3,922,477	3,991,625	3,922,876	3,991,625

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.
The accompanying notes are an integral part of these consolidated financial statements.

Leading Brands, Inc Q2 REPORT	9

Leading Brands, Inc.
Consolidated Statement of Cash Flows

(UNAUDITED)	Three months	Three months	Six months	Six months
(EXPRESSED IN CANADIAN DOLLARS)	ended	ended	ended	ended
	August 31,	August 31,	August 31,	August 31,
	2010	2009	2010	2009

Cash provided by (used in)
OPERATING ACTIVITIES
Net income (loss)	$(549,072)	$809,455	$(140,848)	$1,011,929
Items not involving cash
Depreciation and amortization	173,702	182,125	343,435	362,898
Amortization of leasehold inducement (Note 6)	(6,390)	(6,390)	(12,780)	(12,780)
Loss on sale of assets	2,076	555	3,249	8,515
Changes in non-cash operating working capital items (Note 8)	(341,023)	(162,345)	(471,038)	808,706
Future income taxes	285,493	379,513	490,808	524,959
Stock based compensation expense (Note 7)	1,181,098	66,706	1,250,886	138,716
	745,884	1,269,619	1,463,712	2,842,943
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(329,925)	(3,049)	(416,227)	(90,219)
Proceeds on sale of property, plant and equipment	-	-	-	10,519
	(329,925)	(3,049)	(416,227)	(79,700)
FINANCING ACTIVITIES
Decrease in bank indebtedness	(113,537)	(42,737)	-	(1,512,915)
Repurchase of common shares	(37,181)	-	(37,181)	-
Repayment of long-term debt	(309,479)	(295,103)	(616,090)	(591,697)
	(460,197)	(337,840)	(653,271)	(2,104,612)

Increase (decrease) in cash and cash equivalents	(44,238)	928,730	394,214	658,631
Effect of exchange rates on cash	(13)	(3)	(8)	141

Cash and cash equivalents, beginning of period	2,337,843	429,976	1,899,386	699,931
Cash and cash equivalents, end of period	$2,293,592	$1,358,703	$2,293,592	$1,358,703

Interest paid	$44,917	$60,643	$91,879	$130,072
Interest received	$(3,133)	$(1,018)	$(5,419)	$(1,196)

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.
The accompanying notes are an integral part of these consolidated financial statements.

10	Q2 REPORT Leading Brands, Inc

Leading Brands, Inc.
Notes to Consolidated Financial Statements
For the period ended August 31, 2010
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying unaudited financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial information by the Company without audit. These interim financial statements do not include all the disclosures required under Canadian Generally Accepted Accounting Principles and should be read in conjunction with the Company’s most recent audited annual consolidated financial statements.

Results of operations for interim periods are not necessarily indicative of annual results.

Interim Financial reporting
These interim financial statements follow the same accounting policies and methods of their application as the most recent audited annual consolidated financial statements.

Cash
Cash consists of bank balances.

2. INVENTORY

	August 31, 2010	February 28, 2010
Finished goods	$936,625	$1,142,473
Raw Materials	762,469	646,254
	$1,699,094	$1,788,727

3. PREPAID EXPENSES AND DEPOSITS

	August 31, 2010	February 28, 2010
Slotting fees	$5,674	$3,167
Insurance premiums	77,404	56,531
Rental deposits and other	100,238	70,281
	$183,316	$129,979

4. INCOME TAXES

Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgment is required in determining the provision for income taxes, the future income tax assets and liabilities and any valuation allowance recorded against the net future income tax assets.

Management evaluates all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the future income tax assets will be realized. Although the Company has tax loss carry-forwards and other future income tax assets, management has determined certain of these future tax assets do not meet the more likely than not criteria, and accordingly, these future income tax asset amounts have been partially offset by a valuation allowance.

5. LONG-TERM DEBT

The agreement with respect to the bank loan contains a demand feature whereby the bank can demand repayment at any time. It also contains four restrictive covenants, which are a tangible net worth covenant, a current ratio covenant, a capital acquisition covenant and a debt service coverage covenant. As at August 31, 2010, the Company was in compliance with these covenants and the bank has indicated that it does not expect repayment of the loan other than as scheduled. Accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

6. LEASE INDUCEMENT

In the fiscal year year ended February 28, 2009, the Company received a lease inducement of $115,016 worth of leasehold improvements as an incentive to enter into a 5-year lease term for the Vancouver offices. This amount will be amortized over the remainder of the lease term. The amortization for the quarter ended August 31, 2010 was $6,390 with a corresponding credit to rental expense under the category of selling, general and administration expenses.

7. SHARE CAPITAL

Common share capital
Outstanding at May 31, 2010	3,923,275
Repurchased	(14,689)
Outstanding at August 31, 2010	3,908,586

	Issued and	Weighted
Stock options issued and cancelled	outstanding	average
since May 31, 2010	options	exercise price US
Outstanding at May 31, 2010	305,800	$4.76
Issued	747,000	$2.45
Cancelled	(1,000)	$3.00
Outstanding at August 31, 2010	1,051,800	$3.12

Leading Brands, Inc Q2 REPORT	11

At August 31, 2010 there were 617,172 vested options outstanding at an average exercise price of $3.12 US.

On June 1, 2010, the Company issued 747,000 options with an exercise price of $2.45 US. Of the 747,000 options issued, 415,000 options were immediately vested to avoid future volatility, resulting in an immediate stock based compensation expense of $948,305. The remaining 332,000 options were granted with a 1 year vesting period resulting in a stock based compensation expense of $187,394 for the quarter ended August 31, 2010. The fair value of each stock option granted was estimated on the date of grant using the Black-Scholes option-pricing model and a risk free rate of 3.29%, a volatility factor of 94% and weighted average expected life of the options of 120 months.

	Issued and	Exercise price
	outstanding	US
Common share purchase warrants	warrants

Outstanding at May 31 and August 31, 2010	363,400	$19.75

Each common share purchase warrant is exercisable for the purchase of one common share and all of the warrants expire on February 9, 2013. Subject to certain exclusions, the exercise price of the warrants is adjustable downwards to a minimum of $16.45 US in the event that the Company issues new shares at a price lower than the exercise price.

8. CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	August 31,	August 31,	August 31,	August 31,
	2010	2009	2010	2009

Accounts receivable	$(632,060)	$(452,009)	$(455,806)	$210,692

Inventory	67,991	495,876	89,633	1,022,742

Prepaid expenses and deposits	64,832	86,797	(53,338)	20,393

Accounts payable and accrued liabilities	158,214	(293,009)	(51,527)	(445,121)

Changes in non-cash operating working capital items	$(341,023)	$(162,345)	$(471,038)	$808,706

9. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide opportunities for growth to shareholders and to maintain financial flexibility in, or to take advantage of, opportunities as they arise.

In the management of capital, the Company includes shareholder’s equity, cash, lease financing and bank financing in the definition of capital. The Company manages its capital structure and can adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, or issue new debt to replace existing debt with different characteristics.

The Company may use its operating line of credit during the year to finance cash flows related to seasonal changes in non-cash working capital items and generally funds large capital expenditure projects through long-term debt. The Company has a demand revolving operating bank loan with a credit limit of $3,500,000 subject to the availability of eligible collateral. The actual limit based on eligible collateral at August 31, 2010 was $1.79 million. The agreement with respect to the bank indebtedness contains four financial covenants. They are a tangible net worth covenant, a current ratio covenant, a capital acquisition covenant and a debt service coverage covenant. The Company was in compliance with all covenants at August 31, 2010.

10. FINANCIAL RISK MANAGEMENT

The Company is exposed to various risks with respect to its financial assets and liabilities. The following analysis provides a measure of the risks as at the balance sheet date of August 31, 2010.

Credit risk
The Company’s credit risk is primarily attributable to its accounts receivable. The risk arises from client’s potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of the provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

The Company has cash in bank balances at August 31, 2010. As at August 31, 2010, the Company is exposed to credit risk through the following assets:

	August 31, 2010	February 28, 2010
Trade receivables	$1,614,766	$1,136,007
Other receivables	13,956	65,231
Allowance for doubtful accounts	(41,928)	(70,249)
	$1,586,794	$1,130,989

The Company’s customers consist mainly of beverage distributors and wholesale and retail grocery suppliers and distributors principally located in North America. During the quarter ended August 31, 2010, the Company’s ten largest customers comprised approximately 87% of sales compared with 84% in the last fiscal year ended February 28, 2010 and no one customer comprised more than 72% of sales

12	Q2 REPORT Leading Brands, Inc

compared with 67% in the last fiscal year ended February 28, 2010. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

Of the trade receivables outstanding at August 31, 2010, 100% are less than 30 days.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 9. The Company maintains detailed forecasts as well as long-term operating and strategic plans.

Market Risk

a)

Currency risk – The Company concludes sales in U.S. dollars to customers in the US and other foreign countries. The Company also purchases raw materials as well as equipment in U.S. dollars . Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in US dollars. The Company has not hedged its exposure to currency fluctuations.

At August 31, 2010, the Company’s cash balances included $1,000 denominated in U.S. dollars ($84,000 as at February 28, 2010), accounts receivable balances included $5,000 denominated in U.S. dollars ($17,000 as at February 28, 2010), and the Company’s accounts payable and accrued liabilities balance included $236,000 denominated in U.S. dollars ($308,000 as at February 28, 2010).

All other factors being equal, a 5% U.S. dollar rise per Canadian dollar would have had an unfavorable impact of approximately $103,000 on net earnings for the quarter ended August 31, 2010. A 5% US/Canadian dollar decrease would have had a positive impact of similar magnitude.

b)

Interest rate risk – The Company is exposed to interest rate risk arising from its variable rate interest-bearing financial obligations which are the Company’s operating line of credit and the long-term loan with the Company’s primary lender. A negative impact on cash flows could occur if there was an increase in prime rates. A decrease in these same rates would have a positive impact of similar magnitude.

The Company maintains a combination of fixed rate and variable rate debt. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Bank indebtedness may be used to finance the Company’s working capital and fluctuates according to seasonal factors specific to the Company. As at August 31, 2010 the Company has long term debt with its primary lender and bank indebtedness relating to the Company’s operating line of credit at variable interest rates which are the Company’s main source of interest rate risk. The Company also has certain long-term capital leases at fixed rates.

As at August 31, 2010, the Company had short and long-term debt with variable interest rates in the amount of $1.88 million. A 1.0% increase in the interest rate on average borrowing levels for the period from June 1, 2010 to August 31, 2010 would have had an unfavorable impact of approximately $5,000 on net earnings for the quarter. A 1.0% decrease in the interest rate would have had a positive impact of similar magnitude.

Fair Value of Financial Instruments
The Company’s financial instruments measured at fair value on the balance sheet are limited to cash which is classified as level 1. The Company does not have any level 2 or level 3 financial instruments.

11. SEGMENTED INFORMATION

The Company operates in one industry segment. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverage products. Substantially all of the Company’s operations, assets and employees are located in Canada.

12. SEASONALITY

The Company’s revenue is subject to seasonal fluctuations with stronger sales occurring in the warmer months.

Leading Brands, Inc Q2 REPORT	13

Leading Brands, Inc. At a Glance

Leading Brands, Inc. is North America’s only fully integrated healthy beverage company.

Shareholder Information:
Leading Brands, Inc.
NASDAQ:LBIX

Toll Free: 1-866-685-5200
Website: www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

Officers of the Company and its subsidiaries

Sinan ALZubaidi
VP of Bottling Operations

Donna Louis, CGA
Chief Financial Officer

Ralph D. McRae
Chairman and Chief Executive Officer

Robert Mockford
VP of Operations

Dave Read
Executive Vice-President

LEADING BRANDS, INC.
Suite 1800 - 1500 West Georgia
Vancouver BC Canada V6G 2Z6

Tel: 604.685.5200 Fax: 604.685.5249
Toll Free: 1.866.685.5200

 www.LBIX.com

14	Q2 REPORT Leading Brands, Inc